EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

						Three Months
	Year ended December 31,					Ended
	1998	1999	2000	2001	2002	3/31/2003

Consolidated pretax income (1)	$69,615	$109,336	$134,840	$218,336	$309,340	$63,619

Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	2,602	(263)	(163)	(26)	(2,689)	198

Amortization of capitalized interest	20,645	19,027	27,581	31,878	32,162	6,496

Interest(1)	68,954	52,764	62,610	62,571	49,086	12,364

Less interest capitalized during the period	(18,601)	(24,397)	(34,105)	(31,675)	(39,695)	(10,715)

Net amortization of debt discount and premium and issuance expense	36	33	—	—	—	—

Interest portion of rental expense	4,709	4,522	6,065	7,190	6,679	1,556

EARNINGS	$147,960	$161,022	$196,828	$288,274	$354,883	$73,518

Interest (1)	$68,954	$52,764	$62,610	$62,571	$49,086	$12,364

Net amortization of debt discount and premium and issuance expense	36	33	—	—	—	—

Interest portion of rental expense	4,709	4,522	6,065	7,190	6,679	1,556

FIXED CHARGES	$73,699	$57,319	$68,675	$69,761	$55,765	$13,920

Ratio of earnings to fixed charges	2.01	2.81	2.87	4.13	6.36	5.28
Ratio before reclassification of costs associated with the early extinguishment of debt(1)	2.17	2.81	2.87	4.61	6.36	5.28

(1)	The Company adopted the provisions of SFAS 145, with respect to the rescission of Statement 4, in the third quarter of 2002. As a result, $5.5 million and $7.2 million of costs associated with the early extinguishment of long-term debt, previously classified as extraordinary items in 1998 and 2001, respectively, are currently included in homebuilding interest expense. Accordingly, the effect of such reclassifications has been reflected in the computation of the 1998 and 2001 ratios.